Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 21, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Binnopharm Group enters into agreement to acquire two anti-bacterial brands from Dr. Reddy’s in the Russia & CIS region”

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.

Binnopharm Group enters into agreement to acquire two anti-bacterial brands from Dr. Reddy’s in the Russia & CIS region

•	Through its affiliate Joint Stock Company, Alium, Binnopharm Group will acquire the two anti-bacterial brands Ciprolet® and Levolet® in Russia, Belarus and Uzbekistan to strengthen its antibiotic portfolio

•	For Dr. Reddy’s, this divestment of brands from its non-core areas will allow the company to focus its resources and capabilities on its key therapy spaces of gastro-enterology, pain management, cold and flu, allergy, oncology, neurology, paediatrics and women’s health as the Russia and CIS region continues to be a strong performer for the company

Moscow, Russia and Hyderabad India; February 21, 2022: The Sistema Group company (LSE: SSA, MOEX: AFKS), Binnopharm Group, one of the leading pharmaceutical production companies in Russia via its affiliate Joint Stock Company ‘Alium’, and Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as "Dr. Reddy's"), an integrated global pharmaceutical company, today announced the signing of a deal that will allow Binnopharm Group to acquire anti-bacterial medicines under the Ciprolet® and Levolet® brands from Dr. Reddy’s in Russia, Uzbekistan and Belarus. The portfolio includes various dosage forms such as tablets, solution for infusions and eye drops.

Rustem Muratov, CEO of the Binnopharm Group said: “The acquisition of Ciprolet® and Levolet® is an important step to enhance our position in the antibiotics market, one of the key market segments for Binnopharm Group. These strong brands have already had the trust of millions of consumers – according to independent analyst estimation they are leaders in their market segments. They will be a valuable complement to our portfolio of antibacterial products. We are also acquiring rights to these products in Belarus and Uzbekistan in line with our strategic goal to strengthen presence in the international markets.”

M.V. Ramana, CEO – Branded Markets (India & Emerging Markets), said: “Our Russia and CIS markets continue to be strong performers for the company. This deal is a step towards divesting brands in non-core areas in order to consolidate and strengthen our play further in our key focus therapy areas of gastro-enterology, pain management, cold and flu, allergy, oncology, neurology, paediatrics and women’s health. This will help us accelerate access to affordable and innovative medicines in the region in these segments in keeping with our purpose of ‘Good Health Can’t Wait’.”

During the transition period, Dr. Reddy’s will continue to supply the product to Binnopharm Group to ensure availability in the market.

About Binnopharm Group

Binnopharm Group was founded in 2020 through consolidation of pharmaceutical assets of Sistema PJSFC., Binnopharm Group is Russia’s largest producer of antibiotics and the No. 1 manufacturer of products intended for CIS exports, a Top 3 Russian pharmaceutical company (according to AlphaRM). The company has 5 production assets in different Russian regions. The assets manufacture a total of 200+ pharmacological groups in various dosage forms (from tablets and capsules to ointments, gels, suppositories, infusion solutions, etc.) and boast one of the largest portfolios among Russian manufacturers – 450+ marketing authorisations. For more information, log on to: https://en.binnopharmgroup.ru.

Contact information for Binnopharm Group:

Investor Relations	Media Relations
Nikolay Minashin	Elena Shipilova
nminashin@binnopharmgroup.ru	eshipilova@binnopharmgroup.ru

About Dr. Reddy's Laboratories:

Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Dr. Reddy's offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy's operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Contact information for Dr. Reddy’s:

Investor Relations	Media Relations
Amit Agarwal	Usha Iyer
amita@drreddys.com	ushaiyer@drreddys.com